Exhibit 23.4

Independent Accountants’ Consent

We consent to the incorporation by reference in the Registration Statement on Form S-4 (Amendment 1) of Provident Bankshares Corporation of our report dated February 27, 2004, relating to the consolidated balance sheets of Southern Financial Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2003 as filed in the Annual Report on Form 10-K, and to the reference to our firm under the heading “Experts” in the Proxy Statement-Prospectus.

/s/ KPMG LLP

Richmond, Virginia

March 10, 2004